QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)(xix)

Motorola Urges Next Level to be More Forthcoming Before
Tender Offer Expires on Friday, March 21, 2003

Motorola prepared to let tender offer lapse.

        Schaumburg, Ill., March 20, 2003—Motorola, Inc., (NYSE: MOT) today again urged Next Level Communications, Inc. (Nasdaq: NXTV) to make public the terms of potential third party financing that Next Level claims is available so that Next Level shareholders may consider the information when deciding whether to tender their shares in Motorola's tender offer to acquire all the shares of Next Level that it does not already own at a price of $1.04 per share. The offer is scheduled to expire at 5:00 pm Eastern Standard Time on Friday March 21, 2003.

        "Given the lack of progress of the tender offer to date, we are prepared to let the tender offer expire," said Don McLellan, Corporate Vice President of Mergers and Acquisitions. "Shareholders should make their decision to tender with an accurate view of alternatives available to Next Level if our offer is not successful. We believe that any financing alternatives that might be available to Next Level would be at a valuation below Motorola's $1.04 per share offer and dilutive to Next Level shareholders. Next Level should without delay publicly disclose what solution it has in mind for Next Level that is superior to our offer so that Next Level shareholders can consider that information when deciding whether to tender."

        Motorola also criticized the decision of the independent committee of the Next Level's board of directors to agree to pay to six members of management approximately $3 million in severance payments upon termination following, among other things, the closing of Motorola's tender offer, a change in the composition of a majority of the board of directors, a sale by Motorola of its interest in Next Level, or a sale or liquidation of Next Level's assets. These agreements—which were not approved by a vote of Next Level's full board of directors—purport to apply even if the tender offer is unsuccessful.

        "We are disturbed that the independent committee, which was formed solely for the limited purpose of considering Motorola's tender offer, has authorized significant severance payments to Next Level's management that could be triggered even if Motorola never acquires an additional share and even if Next Level shareholders never receive one cent in respect of their shares," McLellan stated. "We believe Next Level's independent committee should propose a value accretive long term solution for all Next Level shareholders, its customers, its technology and its broad base of employees—not a solution for just six highly paid employees."

        Motorola's offer expires at 5:00 pm Eastern Standard Time on Friday, March 21, 2003. "Motorola encourages all Next Level shareholders who have not already done so to tender their shares," McLellan noted.

        Next Level shareholders who have any questions or need assistance, including assistance in tendering shares should contact the Information Agent, Georgeson Shareholder Communications, toll free at (866) 203-9357.

Notice For Next Level Securityholders

        Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level security holders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357. Copies of the full text of the Chancery Court's opinions denying Next Level's motions for preliminary injunction and interlocutory appeal are also available by contacting Motorola at the above address or by calling Georgeson Shareholder at the above telephone number.

About Motorola

        Motorola, Inc. (NYSE: MOT-News) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

Business Risks

        Statements in this news release and other announcements that relate to consummation of the tender offer and any subsequent merger and the impact of the reintegration of Next Level into Motorola described herein are

"forward-looking statements". These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

# # #

Media Contact:
Jennifer Weyrauch
1+847-435-5320
 Jennifer.Weyrauch@motorola.com

QuickLinks

  Exhibit (a)(1)(xix)